June 12, 2024

United States Securities

 and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Re: Sky Quarry Inc.

Offering Statement on Form 1-A/A

File No. 024-12373

Ladies and Gentlemen:

On behalf of Sky Quarry Inc., I hereby request qualification of the above-referenced offering statement be accelerated so that such offering statement will be qualified at 5:00pm, Eastern Time, on Friday, June 14, 2024, or as soon thereafter as is practicable.

Sincerely,

Sky Quarry Inc.

By:  /s/ David Sealock

Name: David Sealock

Title: Chief Executive Officer

cc: Brian Lebrecht, Esq.

Clyde Snow and Sessions, PC